The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)

Subject to Completion, dated November 2, 2015
Pricing Supplement to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014 and the Product Supplement dated October 1, 2015
US$ ●
Senior Medium-Term Notes, Series C
Contingent Risk Absolute Return Notes due November 29, 2019
Linked to the iShares® China Large-Cap ETF

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The notes are designed for investors who seek a one-for-one return based on the appreciation in the share price of the iShares® China Large-Cap ETF (the “Underlying Asset”). In addition, if the Final Level of the Underlying Asset is less than its Initial Level but is greater than or equal to its Barrier Level, you will receive a positive return on your notes equal to the percentage by which that price declines up to the Maximum Downside Redemption Amount (as defined below) per $1,000 in principal amount of the notes. If the Final Level is less than the Barrier Level, investors will lose 1% of their principal amount for each 1% decrease in the price of the Underlying Asset from the Pricing Date to the Valuation Date.

•	An investor in the notes may lose all or a portion of their principal amount at maturity.

•	The notes will not bear interest. The notes will not be listed on any securities exchange.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on or about November 24, 2015, and the notes are expected to settle through the facilities of The Depository Trust Company on or about November 30, 2015.

•	The notes are scheduled to mature on or about November 29, 2019.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
Underlying Asset	Ticker Symbol	Barrier Percentage	Barrier Level (% of the Initial Level)	Maximum Downside Redemption Amount	Initial Level	CUSIP	Principal Amount	Term (in Years)	Price to Public(1)	Agent’s Commission(1)(2)	Proceeds to Bank of Montreal

iShares® China Large-Cap ETF	FXI	-25%	75%	$1,250		06366R4E2	US$●	4	100% US$ ●	2.50%	97.50%

(1)  Certain dealers who purchase the notes for ale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $975.00 and $1,000 per $1,000 in principal amount.
(2)  The actual agent’s commission for the notes will be set forth in the final pricing supplement.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, the estimated initial value of the notes is $923.80 per $1,000 in principal amount based on the terms set forth above. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $900.00 per $1,000 in principal amount.  However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.
BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	iShares® China Large-Cap ETF (Bloomberg symbol: FXI). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change)

If the Percentage Change is less than or equal to zero, but is not less than the Barrier Percentage, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount x (-1 x Percentage Change)]

In this case, subject to our credit risk, investors will receive a positive return on the notes up to the Maximum Downside Redemption Amount (as defined below), even though the price of the Underlying Asset has declined since the Pricing Date.

If the Percentage Change is less than the Barrier Percentage, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change)

In this case, investors will lose all or a portion of the principal amount of the notes.

Initial Level:	The closing price of one share of the Underlying Asset on the pricing date.

Final Level:	The closing price of one share of the Underlying Asset on the valuation date.

Percentage Change:	Final Level – Initial Level, expressed as a percentage Initial Level

Barrier Percentage:	-25%. Whether the Percentage Change is less than the Barrier Percentage will only be determined on the valuation date.

Barrier Level:	75% of the Initial Level.

Maximum Downside Redemption Amount:	$1,250

Pricing Date:	On or about November 24, 2015

Settlement Date:	On or about November 30, 2015, as determined on the pricing date.

Valuation Date:	On or about November 25, 2019, as determined on the pricing date.

Maturity Date:	On or about November 29, 2019, as determined on the pricing date.

Automatic Redemption:	Not applicable.

CUSIP Number:	06366R4E2

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The Pricing Date, Settlement Date, Valuation Date and Maturity Date for the notes are subject to change, and will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated October 1, 2015, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated October 1, 2015:
http://www.sec.gov/Archives/edgar/data/927971/000121465915006903/c101151424b5.htm

•	Prospectus supplement dated June 27, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. The payment at maturity will be based on the Final Level.  If the Percentage Change is less than the Barrier Percentage, you will lose 1% of the principal amount for each 1% decrease in the price of the Underlying Asset. Accordingly, you could lose some or all of the principal amount of your notes.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Asset or securities held by the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.  The initial estimated value of the notes may be as low as the amount indicated on the cover page of this pricing supplement.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the Maturity Date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the Underlying Asset or a security directly linked to the Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Underlying Asset or a security directly linked to the performance of the Underlying Asset and held that investment for a similar period.  Your notes may trade quite differently from the Underlying Asset.  Changes in the price of the Underlying Asset may not result in comparable changes in the market value of your notes.  Even if the price of the Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Underlying Asset increases. In addition, any dividends or other distributions paid on the Underlying Asset will not be reflected in the amount payable on the notes. The return on the notes may be less than the return on an investment in the Underlying Asset.

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You will not have any shareholder rights and will have no right to receive any shares of the Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the Underlying Asset or any securities held by the Underlying Asset.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to the Underlying Asset or such other securities.

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Changes that affect the Underlying Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of the FTSE Group, the sponsor of the FTSE China 25 Index, concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the FTSE Group changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the FTSE Group discontinues or suspends the calculation or publication of the Underlying Index.

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We have no affiliation with the FTSE Group and will not be responsible for any actions taken by the FTSE Group. — The FTSE Group is not an affiliate of ours and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the FTSE Group, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The FTSE Group has no obligation of any sort with respect to the notes. Thus, the FTSE Group has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the FTSE Group.

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Adjustments to the Underlying Asset could adversely affect the notes. — BlackRock Fund Advisors (“BFA”), in its role as the advisor of the Underlying Asset, is responsible for calculating and maintaining the Underlying Asset. BFA can add, delete or substitute the stocks comprising the Underlying Asset or make other methodological changes that could change the share price of the Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We and our affiliates do not have any affiliation with the investment advisor of the Underlying Asset and are not responsible for its public disclosure of information. — The investment advisor of the Underlying Asset advises the Underlying Asset on various matters including matters relating to the policies, maintenance and calculation of the Underlying Asset. We and our affiliates are not affiliated with the investment advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Underlying Asset. The investment advisor is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor or the Underlying Asset contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Underlying Asset.

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The correlation between the performance of the Underlying Asset and the performance of the Underlying Index may be imperfect. — The performance of the Underlying Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Underlying Asset may correlate imperfectly with the return on the Underlying Index.

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The Underlying Asset is subject to management risks. — The Underlying Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Underlying Asset track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling shares of the Underlying Asset or securities held by the Underlying Asset, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading of shares of the Underlying Asset or securities held by the Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the Underlying Asset. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Underlying Asset or the prices of the securities held by the Underlying Asset.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Asset or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Underlying Asset at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates. Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain.  The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the iShares® China Large-Cap ETF

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An investment in the notes linked to the iShares® China Large-Cap ETF is subject to risks associated with foreign securities markets. — The Underlying Index of this fund tracks the value of certain Chinese equity securities.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The Chinese securities market may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect the Chinese market differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize the Chinese securities markets, as well as cross-shareholdings in Chinese companies, may affect trading prices and volumes in that market.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Chinese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in China are subject to political, economic, financial and social factors that apply in that country.  These factors, which could negatively affect the Chinese securities market, include the possibility of recent or future changes in the Chinese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to Chinese companies or investments in Chinese equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region.  Moreover, Chinese economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

An investment in the notes linked to the iShares® China Large-Cap ETF is subject to foreign currency exchange rate risk. — The share price of the Underlying Asset will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by the Underlying Asset are traded.  Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to the currencies in which the stocks held by the Underlying Asset are traded.  An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar.  If the dollar strengthens against these currencies, the net asset value of the Underlying Asset will be adversely affected and the price of the Underlying Asset may decrease.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on a hypothetical Initial Level of $100 and a Barrier Percentage of -25% (75% of the hypothetical Initial Level).  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes	Payment at Maturity
$0.00	-100.00%	-100.00%	$0.00
$10.00	-90.00%	-90.00%	$100.00
$20.00	-80.00%	-80.00%	$200.00
$30.00	-70.00%	-70.00%	$300.00
$40.00	-60.00%	-60.00%	$400.00
$50.00	-50.00%	-50.00%	$500.00
$60.00	-40.00%	-40.00%	$600.00
$70.00	-30.00%	-30.00%	$700.00
$75.00	-25.00%	25.00%	$1,250.00
$80.00	-20.00%	20.00%	$1,200.00
$90.00	-10.00%	10.00%	$1,100.00
$100.00	0.00%	0.00%	$1,000.00
$110.00	10.00%	10.00%	$1,100.00
$115.00	15.00%	15.00%	$1,150.00
$120.00	20.00%	20.00%	$1,200.00
$130.00	30.00%	30.00%	$1,300.00
$140.00	40.00%	40.00%	$1,400.00
$150.00	50.00%	50.00%	$1,500.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $50 representing a Percentage Change of -50%.  Because the Percentage Change is less than the Barrier Percentage, the investor receives a payment at maturity of $500 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + (Principal Amount x Percentage Change) = Payment at Maturity

$1,000 + ($1,000 x -50%) = $500.00

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $90, representing a Percentage Change of -10%.  Because the Percentage Change is less than zero but is not less than the Barrier Percentage, the investor receives a payment at maturity of $1,100 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [Principal Amount x (-1 x Percentage Change)] = Payment at Maturity

$1,000 + [$1,000 × (-1 x -10%)] = $1,100

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $110, representing a Percentage Change of 10%. Because the Percentage Change is positive, the investor receives a payment at maturity of $1,100.00 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + (Principal Amount x Percentage Change) = Payment at Maturity

$1,000 + ($1,000 x 10%) = $1,100.00

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document.  Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date will be determined based on market conditions at that time.

The iShares® China Large-Cap ETF

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset and the Underlying Asset will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Underlying Asset or securities in the Underlying Index. Neither we nor BMOCM participates in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to the Underlying Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below and that would affect the trading price of the shares of the Underlying Asset, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Asset could affect the value of the shares of the Underlying Asset on the Valuation Date and therefore could affect the Payment at Maturity.

The selection of the Underlying Asset is not a recommendation to buy or sell the shares of the Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Underlying Asset.

The iShares® China Large-Cap ETF (the “FXI”) is an investment portfolio maintained and managed by iShares Trust and advised by BlackRock Fund Advisors (“BFA”). The shares of the FXI are listed and trade on the NYSE Arca under the ticker symbol “FXI.”

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI.  Information provided to or filed with the SEC by iShares Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE China 50 Index (previously known as the “FTSE China 25 Index”). On September 22, 2014, FTSE International Limited (“FTSE”) expanded the underlying index to a 50 stock index, and changed its name from FTSE China 25 Index to FTSE China 50 Index. On July 1, 2013, the name of the FXI changed from the iShares® FTSE China 25 Index Fund to the iShares® China Large-Cap ETF. The FTSE China 50 Index is designed to track the performance of 50 largest and most liquid Chinese companies that publicly trade on the Stock Exchange of Hong Kong Ltd. (“HKSE”) and are available to international investors. The FXI uses a representative sampling strategy (as described below under “Representative Sampling”) to track the FTSE China 50 Index.

Representative Sampling

The FXI pursues a “representative sampling” strategy in attempting to track the performance of the FTSE China 50 Index, and generally does not hold all of the equity securities included in the FTSE China 50 Index.  The FXI invests in a representative sample of securities that collectively has an investment profile similar to the FTSE China 50 Index.  Securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE China 50 Index.

The FXI generally invests at least 90% of its assets in securities of the FTSE China 50 Index and in depositary receipts representing securities of the FTSE China 50 Index. The FXI may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the FTSE China 50 Index, but which BFA believes will help the FXI track the FTSE China 50 Index.

“iShares®” and “BlackRock®” are registered trademarks of BlackRock. The notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® Funds. Neither BlackRock® nor the iShares® Funds make any representations or warranties to the owners of any of the notes or any member of the public regarding the advisability of investing in any of the notes. Neither BlackRock® nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of any of the notes or in connection with our use of information about any of the Underlying Assets or any of the iShares® Funds.

Description of the FTSE China 50 Index

All information in this document regarding the FTSE China 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information.  Such information reflects the policies of, and is subject to change by, FTSE. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.   FTSE owns the copyright and all other rights to the FTSE China 50 Index.  FTSE has no obligation to continue to publish, and may discontinue publication of, the FTSE China 50 Index.

As indicated above, the index was previously known as the “FTSE China 25 Index.” On September 22, 2014, FTSE expanded the index to a 50 stock index, and changed its name from FTSE China 25 Index to FTSE China 50 Index.  The FTSE China 50 Index is a stock index calculated, published and disseminated by FTSE, and is designed to represent the performance of the mainland Chinese market that is available to international investors.  The FTSE China 50 Index is quoted in Hong Kong dollars (“HKD”) and currently is based on the 50 largest and most liquid Chinese stocks (called “H” shares and “Red Chip” shares), listed and trading on the HKSE.  “H” shares are securities of companies incorporated in the People’s Republic of China and nominated by the Chinese Government for listing and trading on the HKSE.  “Red Chip” shares are securities of Hong Kong-incorporated companies, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China.  Both “H” shares and “Red Chip” shares are quoted and traded in Hong Kong Dollars and are available only to international investors, who are not citizens of the People’s Republic of China.

 Computation of the Index

The FTSE China 50 Index is calculated using the free float index calculation methodology of the FTSE Group.  The index is calculated using the following algorithm:

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security’s home currency into the index’s base currency, s is the number of shares of the security in issue, f is the investability weighting factor (this factor is published by the FTSE for each security in the index) adjusted in accordance with the policies of FTSE, c is the capping factor published by FTSE at the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

Following a free float methodology change that went into effect in March of 2013, FTSE will use the actual free float as opposed to the previous free float banding structure. At initial implementation, the free float moved to actual float (rounded up to the nearest 1%) unless the actual float was within a 3% buffer of the constituent’s previous banded float. Subsequent changes to free float will be made at the quarterly reviews if the rounded free float moves to more than 3% above or below the existing rounded free float.

The FTSE China 50 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations.  Under this methodology, free float restrictions include: (i) shares held by Sovereign Wealth Funds where each holding is 10% or greater, (ii) shares held by directors, senior executives and managers of the company, and by their family and direct relations, (iii) shares held within employee share plans, (iv) shares directly owned by governments, (v) shares held by public companies or non-listed subsidiaries of public companies, (vi) shares held by founders, promoters, former directors of venture capital and/or private equity firms, private companies and individuals (including employees) where the holding is 10% or greater, (vii) shares held for publicly announced strategic reasons, (viii) shares that are subject to ongoing contractual agreements (such as swaps) where they would ordinarily be treated as restricted, (ix) portfolio investments subject to lock-in clauses (for the duration of the clause), and (x) foreign ownership limits.  Free float restrictions are calculated using available published information.  For equity shares of companies which have been admitted to the Index that have a free float greater than 5%, the actual free float will be rounded up to the next highest whole percentage number. Companies with a free float of 5% or below are not eligible for inclusion in the index.

Following the application of an initial free float restriction, a constituent’s free float will only be changed if its rounded free float moves to more than 3% above or below the existing rounded free float. Where a company’s actual free float moves to above 99%, it will not be subject to the 3% threshold and will be rounded to 100%. A constituent with a free float of 15% or below will not be subject to the 3% threshold.  Foreign ownership limits, if any, are applied after calculating the actual free float restriction.  If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied.  If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied. The FTSE China 50 Index is periodically reviewed for changes in free float.  These reviews coincide with the quarterly reviews undertaken of the FTSE China 50 Index.  Implementation of any changes takes place after the close of the index calculation on the third Friday in March, June, September and December.  A stock’s free float is also reviewed and adjusted if necessary following certain corporate events.  If the corporate event includes a corporate action which affects the FTSE China 50 Index, any change in free float is implemented at the same time as the corporate action.  If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event.  Securities must be sufficiently liquid to be traded.  The following criteria, among others, are used to ensure that illiquid securities are excluded:

Price.  FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company.  FXI may exclude a security from the FTSE China 50 Index if it decides that an “accurate and reliable” price is not available.  The FTSE China 50 Index uses the last trade prices from the relevant stock exchanges, when available.

Liquidity.  Securities in the FTSE China 50 Index will be reviewed annually for liquidity.  An existing constituent failing to trade at least 0.04% of its shares in issue, after the application of any free float restrictions, per month for at least eight of the twelve months prior to the full market review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October.  Any period when a share is suspended will be excluded from the calculation.

New Issues.  New issues which do not have a twelve month trading record must have a minimum trading record of at least three months prior to the date of the review and turnover of a minimum of 0.05% of their shares in issue, after the application of any free float restrictions, per month in each month since their listing, except in certain circumstances. A non-constituent which does not turn over at least 0.05% of their shares in issue, after the application of any free float restrictions, based on their median daily trade per month in ten of the twelve months prior to a full market review, will not be eligible for inclusion in the index.

The FTSE China 50 Index, like other indices of the FTSE, is governed by an independent advisory committee that ensures that the index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE China 50 Index.

The Stock Exchange of Hong Kong Ltd.

Trading on the Stock Exchange of Hong Kong Ltd. (“HKSE”) is fully electronic and effected through an Automatic Order Matching and Execution System.  The system is an electronic order book in which orders are matched and executed instantaneously if there are matching orders in the book, and on the basis of time/price priority.  On-line real-time order entry and execution have eliminated the previous limitations of telephone-based trading.  Trading takes place through trading terminals on the trading floor.  There are no market-makers on the HKSE, but exchange dealers may act as dual capacity broker-dealers.  Trading is undertaken from 10:00 a.m. to 12:30 p.m. and then from 2:30 p.m. to 3:55 p.m. (Hong Kong time) every Hong Kong day except Saturdays, Sundays and other days on which the HKSE is closed.  Hong Kong time is 12 hours ahead of Eastern Daylight Savings Time and 13 hours ahead of Eastern Standard Time.  Settlement of trade is required within 48 hours and is conducted by electronic book-entry delivery through the Central Clearing and Settlement System.

Due to the time differences between New York City and Hong Kong, on any normal trading day, trading on the HKSE currently will cease at 12:30 a.m. or 3:55 a.m., Eastern Daylight Savings Time.  Using the last reported closing prices of the stocks underlying the FTSE China 50 Index on the HKSE, the closing level of the FTSE China 50 Index on any such trading day generally will be calculated, published and disseminated by the NYSE Euronext in the United States shortly before the opening of trading on the NYSE Euronext in New York on the same calendar day.

The HKSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances or market volatility.  Where the HKSE considers it necessary for the protection of the investor or the maintenance of an orderly market, it may at any time suspend dealings in any securities or cancel the listing of any securities in such circumstances and subject to such conditions as it thinks fit, whether requested by the listed issuer or not.  The HKSE may also do so where:  (1) an issuer fails, in a manner which the HKSE considers material, to comply with the HKSE Listing Rules or its Listing Agreements; (2) the HKSE considers there are insufficient securities in the hands of the public; (3) the HKSE considers that the listed issuer does not have a sufficient level of operations or sufficient assets to warrant the continued listing of the issuer’s securities; or (4) the HKSE considers that the issuer or its business is no longer suitable for listing.  Investors should also be aware that the HKSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, until certain price-sensitive information has been disclosed to the public.  Trading will not be resumed until a formal announcement has been made.  Trading of a company’s shares may also be suspended if there is unusual trading activity in such shares.

An issuer may apply for suspension of its own accord.  A suspension request will normally only be acceded to in the following circumstances:  (1) where, for a reason acceptable to the HKSE, price-sensitive information cannot at that time be disclosed; (2) where the issuer is subject to an offer, but only where terms have been agreed to in principle and require discussion with, and agreement by, one or more major shareholders (suspensions will only normally be appropriate where no previous announcement has been made); (3) to maintain an orderly market; (4) where there is an occurrence of certain levels of notifiable transactions, such as substantial changes in the nature, control or structure of the issuer, where publication of full details is necessary to permit a realistic valuation to be made of the securities concerned, or the approval of shareholders is required; (5) where the issuer is no longer suitable for listing, or becomes a “cash” company; or (6) for issuers going into receivership or liquidation.  As a result of the foregoing, variations in the FTSE China 50 Index may be limited by suspension of trading of individual stocks which comprise the FTSE China 50 Index.

Historical Performance of the Underlying Asset

The following table sets forth the quarter-end high and low closing prices for the Underlying Asset from the first quarter of 2011 through October 31, 2015.

The historical prices of the Underlying Asset are provided for informational purposes only. You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the SPDR® Dow Jones® Industrial Average ETF

		High	Low
2011	First Quarter	$44.91	$41.16
	Second Quarter	$46.37	$41.11
	Third Quarter	$43.30	$30.83
	Fourth Quarter	$38.95	$29.75

2012	First Quarter	$40.49	$35.17
	Second Quarter	$38.35	$31.83
	Third Quarter	$35.29	$32.09
	Fourth Quarter	$40.45	$34.91

2013	First Quarter	$41.85	$36.34
	Second Quarter	$38.62	$31.70
	Third Quarter	$39.16	$31.73
	Fourth Quarter	$40.19	$36.43

2014	First Quarter	$37.12	$32.98
	Second Quarter	$38.28	$34.58
	Third Quarter	$42.52	$37.32
	Fourth Quarter	$41.98	$37.46

2015	First Quarter	$44.74	$40.77
	Second Quarter	$52.71	$45.00
	Third Quarter	$45.81	$33.58
	Fourth Quarter (through October 31, 2015)	$40.37	$35.71